Exhibit 10.3

2007 LONG-TERM STOCK INCENTIVE PLAN

1.   **Purposes.**

The purposes of the 2007 Long-Term Stock Incentive Plan are to advance the interests of Sequa Corporation, a Delaware corporation (the "Company") and its stockholders by providing a means to attract, retain, and motivate employees of the Company, its subsidiaries and affiliates upon whose judgment, initiative and efforts the continued success, growth and development of the Company is dependent.

2.   **Definitions.**

For purposes of the Plan, the following terms shall be defined as set forth below:

(a)   "Affiliate" means any entity other than the Company and its Subsidiaries that is designated by the Board or the Committee as a participating employer under the Plan; provided that, the Company directly or indirectly owns at least 51% of the combined voting power of all classes of stock of such entity or at least 51% of the ownership interests in such entity.

(b)   "Award" means any Option, SAR, Performance Share, Performance Unit, Restricted Share, Restricted Share Unit, or Other Share-Based Award granted to an Eligible Person under the Plan.

(c)   "Award Agreement" means any written agreement, contract, or other instrument or document evidencing an Award.

(d)   "Beneficiary" means the person, persons, trust or trusts which have been designated by the Eligible Person in his or her most recent written beneficiary designation filed with the Company to receive the benefits specified under this Plan upon the death of the Eligible Person, or, if there is no designated Beneficiary or surviving designated Beneficiary, then the person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(e)   "Board" means the Board of Directors of the Company.

(f)   "Code" means the Internal Revenue Code of 1986, as amended from time to time. References to any provision of the Code shall be deemed to include successor provisions thereto and regulations thereunder.

(g)   "Committee" means the Compensation Committee of the Board, or such other Board committee as may be designated by the Board to administer the Plan; provided, however, that, unless otherwise determined by the Board, the Committee shall consist of two or more directors of the Company, each of whom is (i) a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act, to the extent applicable, (ii) an "outside director" within the meaning of Section 162(m) of the Code, to the extent applicable and (iii) independent under the rules of the principal stock exchange on which the Shares are listed; provided, further, that the mere fact that the Committee shall fail to qualify under any of the foregoing requirements shall not invalidate any Award made by the Committee which Award is otherwise validly made under the Plan.

(h)   "Company" means Sequa Corporation, a corporation organized under the laws of Delaware, or any successor corporation.

(i)   [Intentionally omitted.]

(j)   "Effective Date" means May 3, 2007, which is the date on which the Plan was approved by the Company's stockholders.

(k)   "Eligible Person" means an employee of the Company, a Subsidiary or an Affiliate, including any director who is an employee, to the Company, a Subsidiary or an Affiliate. Notwithstanding any provisions of this Plan to the contrary, an Award may be granted to an employee in connection with his or her hiring or retention prior to the date the employee first performs services for the Company, a Subsidiary or an Affiliate; provided, however, that any such Award shall not become vested or exercisable prior to the date the employee first performs such services.

(l)   "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time. References to any provision of the Exchange Act shall be deemed to include successor provisions thereto and regulations thereunder.

(m)   "Fair Market Value" means, with respect to Shares or other property, the fair market value of such Shares or other property determined by such methods or procedures as shall be established from time to time by the Committee. If the Shares are listed on any established stock exchange or a national market system, unless otherwise determined by the Committee in good faith, the Fair Market Value of a Share shall mean the closing price of the Share on the date on which it is to be valued hereunder (or, if the Shares were not traded on that day, the next preceding day that the Shares were traded) on the principal exchange on which the Shares are traded, as such prices are officially quoted on such exchange.

(n)   "ISO" means any option intended to be and designated as an incentive stock option within the meaning of Section 422 of the Code.

(o)   "NQSO" means any Option that is not an ISO (i.e., a non-qualified stock option).

(p)   "Option" means a right, granted under Section 5(b), to purchase Shares.

(q)   "Other Share-Based Award" means a right, granted under Section 5(g), that relates to or is valued by reference to Shares.

(r)   "Participant" means an Eligible Person who has been granted an Award under the Plan.

(s)   "Performance Share" means a performance share granted under Section 5(d).

(t)   "Performance Unit" means a performance unit granted under Section 5(d).

(u)   "Plan" means this 2007 Long-Term Stock Incentive Plan.

(v)   "Prior Plan" means the Amended and Restated 1998 Key Employee Stock Option Plan.

(w)   "Prior Plan Award" means an award under the Prior Plan which remains outstanding after the Effective Date.

(x)   "Restricted Shares" means an Award of Shares under Section 5(e) that may be subject to certain restrictions and to a risk of forfeiture.

(y)   "Restricted Share Unit" means a right, granted under Section 5(f), to receive Shares or cash at the end of a specified deferral period.

(z)   "Rule 16b-3" means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

(aa) "SAR" or "Share Appreciation Right" means the right, granted under Section 5(c), to be paid an amount measured by the difference between the exercise price of the right and the Fair Market Value of Shares on the date of exercise of the right, with payment to be made in cash, Shares or property as specified in the Award or determined by the Committee.

(bb) "Shares" means the Class A common stock, no par value, of the Company, and such other securities as may be substituted for Shares pursuant to Section 4(c) hereof.

(cc) "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations (other than the last corporation in the unbroken chain) owns shares possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

(dd) "Termination of Service" means the termination of the Participant's employment or consulting services with the Company, its Subsidiaries and its Affiliates, as the case may be. A Participant employed by a Subsidiary of the Company or one of its Affiliates shall also be deemed to incur a Termination of Service if the Subsidiary of the Company or Affiliate ceases to be such a Subsidiary or an Affiliate, as the case may be, and the Participant does not immediately thereafter become an employee of the Company, another Subsidiary of the Company or an Affiliate. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Company and its Subsidiaries and Affiliates shall not be considered a Termination of Service.

3.   Administration.

(a)   Authority of the Committee. The Plan shall be administered by the Committee, and the Committee shall have full and final authority to take the following actions, in each case subject to and consistent with the provisions of the Plan:

(i)   to select Eligible Persons to whom Awards may be granted;

(ii)   to designate Affiliates;

(iii)   to determine the type or types of Awards to be granted to each Eligible Person;

(iv)   to determine the type and number of Awards to be granted, the number of Shares to which an Award may relate, the terms and conditions of any Award granted under the Plan (including, but not limited to, any exercise price, grant price or purchase price, any restriction or condition, any schedule for lapse of restrictions or conditions relating to transferability or forfeiture, exercisability, or settlement of an Award, and waiver or accelerations thereof, and waivers of performance conditions relating to an Award, based in each case on such considerations as the Committee shall determine), and all other matters to be determined in connection with an Award;

(v)   to determine whether, to what extent, and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, exchanged, or surrendered;

(vi)   to determine whether, to what extent, and under what circumstances cash, Shares, other Awards, or other property payable with respect to an Award will be deferred either automatically, at the election of the Committee, or at the election of the Eligible Person;

(vii)   to determine whether, to what extent, and under what circumstances any cash, Shares, other Awards, or other property payable on a deferred basis will be adjusted for interest or earnings equivalents and, if so, the basis for determining such equivalents;

(viii)   to prescribe the form of each Award Agreement, which need not be identical for each Eligible Person;

(ix)   to adopt, amend, suspend, waive, and rescind such rules and regulations and appoint such agents as the Committee may deem necessary or advisable to administer the Plan;

(x)   to correct any defect or supply any omission or reconcile any inconsistency in the Plan and to construe and interpret the Plan and any Award, rules and regulations, Award Agreement, or other instrument hereunder;

(xi)   to accelerate the exercisability or vesting of all or any portion of any Award or to extend the period during which an Award is exercisable; and

(xii)   to make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Plan.

(b)   <u>Manner of Exercise of Committee Authority</u>. The Committee shall have sole discretion in exercising its authority under the Plan. Any action of the Committee with respect to the Plan shall be final, conclusive, and binding on all persons, including the Company, Subsidiaries, Affiliates, Eligible Persons, any person claiming any rights under the Plan from or through any Eligible Person, and shareholders. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may delegate to officers or managers of the Company or any Subsidiary or Affiliate the authority, subject to such terms as the Committee shall determine, to perform administrative functions and, with respect to Awards granted to persons not subject to Section 16 of the Exchange Act, to perform such other functions as the Committee may determine, to the extent permitted under Rule 16b-3 (if applicable) and applicable law.

(c)   <u>Limitation of Liability</u>. Each member of the Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or other employee of the Company or any Subsidiary or Affiliate, the Company's independent certified public accountants, or other professional retained by the Company to assist in the administration of the Plan. No member of the Committee, nor any officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Committee and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination, or interpretation.

(d)   <u>Limitation on Committee's Discretion under Internal Revenue Code Section 162(m)</u>. Anything in this Plan to the contrary notwithstanding, in the case of any Award which is intended to qualify as "performance-based compensation" within the meaning of Section 162(m)(4)(C) of the Code, unless the Award Agreement specifically provides otherwise, the Committee shall have no discretion to increase the amount of compensation payable under the Award to the extent such an increase would cause the Award to lose its qualification as such performance-based compensation.

(e)   <u>Limitation on Committee's Authority under Internal Revnue Code Section</u>

409A. Anything in this Plan to the contrary notwithstanding, the Committee's authority to modify outstanding Awards shall be limited to the extent necessary so that the existence of such authority does not (i) cause an Award that is not otherwise deferred compensation subject to Section 409A of the Code to become deferred compensation subject to Section 409A of the Code or (ii) cause an Award that is otherwise deferred compensation subject to Section 409A of the Code to fail to meet the requirements prescribed by Section 409A of the Code.

(f) Quorum, Acts of Committee. A majority of the Committee shall constitute a quorum, and the acts of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by all of the members, shall be acts of the Committee.

(g) No Option or SAR Repricing Without Shareholder Approval. Except as provided in the first sentence of Section 4(c) hereof relating to certain antidilution adjustments, unless the approval of stockholders of the Company is obtained, (i) Options and SARs issued under the Plan shall not be amended to lower their exercise price, (ii) Options and SARs issued under the Plan will not be exchanged for other Options or SARs with lower exercise prices, and (iii) Options and SARs issued under the Plan with an exercise price per Share in excess of the then Fair Market Value of a Share shall not be exchanged for cash or another Award.

4. Shares Subject to the Plan.

(a) Subject to adjustment as provided in Section 4(c) hereof, the total number of Shares reserved for grant in connection with Awards under the Plan shall be 735,000 which includes such number of Shares as may be available for grant under the Prior Plan on the Effective Date. No Award may be granted under the Plan if the number of Shares to which such Award relates, when added to the number of Shares previously granted under the Plan, exceeds the number of Shares reserved under the preceding sentence. If any Awards under the Plan or any Prior Plan Awards are forfeited, canceled, terminated, exchanged or surrendered or such Award under the Plan or Prior Plan Award is settled in cash or otherwise terminates without a distribution of Shares to the Participant, any Shares counted against the number of Shares reserved and available under the Plan with respect to such Award under the Plan or Prior Plan Award shall, to the extent of any such forfeiture, settlement, termination, cancellation, exchange or surrender, again be available for Awards under the Plan. Upon the exercise of any Award granted in tandem with any other Awards, such related Awards shall be canceled to the extent of the number of Shares as to which the Award is exercised. No additional grants shall be made under the Prior Plan on or after the Effective Date.

(i) Any shares granted as Awards shall be counted against the number of Shares reserved and available in Section 4(a) above as one (1) Share for each one (1) Share granted, regardless of the number of actual Shares issued in settlement of Award at the time of exercise.

(ii) Awards granted by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines shall not reduce the Shares authorized for grant under the Plan or authorized for grant to a Participant in any calendar year. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employees or directors of the Company prior to such acquisition or combination.

(b)   Subject to adjustment as provided in Section 4(c) hereof, (i) the maximum number of Shares with respect to which Options or SARs may be granted during any 36 consecutive month period to any Eligible Person under this Plan shall be 200,000 Shares, (ii) the maximum number of Shares reserved for issuance in connection with ISOs shall be limited to 500,000 Shares, and (iii) with respect to Share-based Awards other than Stock Options and SARs intended to qualify as performance-based compensation within the meaning of Section 162(m)(4)(C) of the Code, the maximum number of Shares that may be granted during any 36 consecutive month period to any Eligible Person under this Plan shall be 200,000 Shares or the equivalent thereof.

(c)   In the event that the Committee shall determine that any dividend in Shares, recapitalization, Share split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, extraordinary distribution or other similar corporate transaction or event, affects the Shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Eligible Persons under the Plan, then the Committee shall make such equitable changes or adjustments as it deems appropriate and shall, in such manner as it may deem equitable, (i) adjust any or all of (x) the number and kind of shares which may thereafter be issued under the Plan, (y) the number and kind of shares, other securities or other consideration issued or issuable in respect of outstanding Awards, and (z) the exercise price, grant price or purchase price relating to any Award, or (ii) provide for a distribution of cash or property in respect of any Award; provided, however, in each case that, with respect to ISOs, such adjustment shall be made in accordance with Section 424(a) of the Code, unless the Committee determines otherwise; and provided further, that no adjustment shall be made pursuant to this Section 4(c) that causes any Award that is not otherwise deferred compensation subject to Section 409A of the Code to become deferred compensation subject to Section 409A of the Code. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria and performance objectives included in, Awards in recognition of unusual or non-recurring events (including, without limitation, events described in the preceding sentence) affecting the Company or any Subsidiary or Affiliate or the financial statements of the Company or any Subsidiary or Affiliate, or in response to changes in applicable laws, regulations, or accounting principles; provided, however, that, in the case of an Award which is intended to qualify as "performance-based compensation" within the meaning of Section 162(m)(4)(C) of the Code, such authority shall be subject to Section 3(d) hereof.

(d)   Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or treasury Shares including Shares acquired by purchase in the open market or in private transactions.

5. **Specific Terms of Awards.**

(a)   General. Awards may be granted on the terms and conditions set forth in this Section 5. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 9(d)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms regarding forfeiture of Awards or continued exercisability of Awards in the event of termination of employment by the Eligible Person.

(b)   Options. The Committee is authorized to grant Options, which may be NQSOs or ISOs, to Eligible Persons on the following terms and conditions:

         (i)   Exercise Price. The exercise price per Share purchasable under an Option shall be determined by the Committee; provided, however, that the exercise price per share of an Option shall not be less than the Fair Market Value of a Share on the date of grant of the Option. The Committee may, without limitation, set an exercise price that is based upon achievement of performance criteria if deemed appropriate by the Committee.

         (ii)   Option Term. The term of each Option shall be determined by the Committee; provided, however, that such term shall not be longer than ten years from the date of grant of the Option, except in the event of death or disability.

         (iii)   Time and Method of Exercise. The Committee shall determine at the date of grant or thereafter the time or times at which an Option may be exercised in whole or in part (including, without limitation, upon achievement of performance criteria if deemed appropriate by the Committee), the methods by which such exercise price may be paid or deemed to be paid, the form of such payment (including, without limitation, cash, Shares, notes or other property), and the methods by which Shares will be delivered or deemed to be delivered to Eligible Persons.

         (iv)   ISOs. The terms of any ISO granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, including but not limited to the requirement that the ISO shall be granted within ten years from the earlier of the date of adoption or shareholder approval of the Plan. ISOs may only be granted to employees of the Company or a Subsidiary.

(c)   SARs. The Committee is authorized to grant SARs (Share Appreciation Rights) to Eligible Persons on the following terms and conditions:

         (i)   Right to Payment. A SAR shall confer on the Eligible Person to whom it is granted a right to receive with respect to each Share subject thereto, upon exercise thereof, the excess of (1) the Fair Market Value of one Share on the date of exercise over (2) the exercise price per Share of the SAR, as determined by the Committee as of the date of grant of the SAR (which shall not be less than the Fair Market Value per Share on the date of grant of the SAR and, in the case of a SAR granted in tandem with an Option, shall be equal to the exercise price of the underlying Option).

         (ii)   Other Terms. The Committee shall determine, at the time of grant, the time or times at which a SAR may be exercised in whole or in part (which shall not be more than ten years after the date of grant of the SAR except in the event of death or disability), the method of exercise, method of settlement, form of consideration payable in settlement, method by which Shares will be delivered or deemed to be delivered to Eligible Persons, whether or not a SAR shall be in tandem with any other Award, and any other terms and conditions of any SAR. Unless the Committee determines otherwise, a SAR (1) granted in tandem with an NQSO may be granted at the time of grant of the related NQSO or at any time thereafter (but a tandem SAR may be granted after the grant date of the related NQSO only if the grant of the tandem SAR would not cause the related option to constitute deferred compensation subject to Section 409A of the Code) and (2) granted in tandem with an ISO may only be granted at the time of grant of the related ISO**.**

(d) <u>Performance Shares and Performance Units</u>. The Committee is authorized to grant Performance Shares and Performance Units to Eligible Persons on the following terms and conditions:

(i) <u>Performance Period and Criteria</u>. The Committee shall determine a performance period (the "Performance Period") of one or more years or other periods and shall determine the performance objectives for grants of Performance Shares and Performance Units. Performance objectives may vary from Eligible Person to Eligible Person and shall be based upon one or more of the performance criteria set forth in Section 7(a)(ii) hereof as the Committee may deem appropriate. The performance objectives may be determined by reference to the performance of the Company, or of a Subsidiary or Affiliate, or of a division or unit of any of the foregoing. Performance Periods may overlap and Eligible Persons may participate simultaneously with respect to Performance Shares and Performance Units for which different Performance Periods are prescribed.

(ii) <u>Award Value</u>. At the beginning of a Performance Period, the Committee shall determine for each Eligible Person or group of Eligible Persons with respect to that Performance Period the range of number of Shares, if any, in the case of Performance Shares, and the range of dollar values, if any, in the case of Performance Units, which may be fixed or may vary in accordance with such performance or other criteria specified by the Committee, which shall be paid to an Eligible Person as an Award if the relevant measure of Company performance for the Performance Period is met.

(iii) <u>Significant Events</u>. If during the course of a Performance Period there shall occur significant events as determined by the Committee which the Committee expects to have a substantial effect on a performance objective during such period, the Committee may revise such objective; <u>provided</u>, <u>however</u>, that, in the case of an Award which is intended to qualify as "performance-based compensation" within the meaning of Section 162(m)(4)(C) of the Code, such authority shall be subject to Section 3(d) hereof.

(iv) <u>Forfeiture</u>. Except as otherwise determined by the Committee, at the date of grant or thereafter, upon Termination of Service during the applicable Performance Period, Performance Shares and Performance Units for which the Performance Period was prescribed shall be forfeited; <u>provided</u>, <u>however</u>, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in an individual case, that restrictions or forfeiture conditions relating to Performance Shares and Performance Units will be waived in whole or in part in the event of Termination of Service resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Performance Shares and Performance Units.

(v) <u>Payment</u>. Each Performance Share or Performance Unit may be paid in whole Shares, or cash, or a combination of Shares and cash either as a lump sum payment or in installments, all as the Committee shall determine, at the time of grant of the

Performance Share or Performance Unit or otherwise, commencing as soon as practicable after the end of the relevant Performance Period.

(e)   <u>Restricted Shares</u>. The Committee is authorized to grant Restricted Shares to Eligible Persons on the following terms and conditions:

     (i)   <u>Issuance and Restrictions</u>. Restricted Shares shall be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances (including, without limitation, upon achievement of performance criteria if deemed appropriate by the Committee), in such installments, or otherwise, as the Committee may determine. Except to the extent restricted under the Award Agreement relating to the Restricted Shares, an Eligible Person granted Restricted Shares shall have all of the rights of a shareholder including, without limitation, the right to vote Restricted Shares and the right to receive dividends thereon.

     (ii)   <u>Forfeiture</u>. Except as otherwise determined by the Committee, at the date of grant or thereafter, upon Termination of Service during the applicable restriction period, Restricted Shares and any accrued but unpaid dividends (and any accrued but unpaid interest or earnings equivalents thereon) that are at that time subject to restrictions shall be forfeited; <u>provided, however</u>, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Shares will be waived in whole or in part in the event of Termination of Service resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Shares.

     (iii)   <u>Certificates for Shares</u>. Restricted Shares granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Shares are registered in the name of the Eligible Person, such certificates shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and, unless otherwise determined by the Committee, the Company shall retain physical possession of the certificate and the Participant shall deliver a stock power to the Company, endorsed in blank, relating to the Restricted Shares.

     (iv)   <u>Dividends</u>. Dividends paid on Restricted Shares shall be either paid at the dividend payment date, or deferred (with or without the crediting of interest or earnings equivalents thereon as determined by the Committee) for payment to such date as determined by the Committee, in cash or in restricted or unrestricted Shares having a Fair Market Value equal to the amount of such dividends; <u>provided, however</u>, that any such dividends (and any interest or earnings equivalents credited thereon) shall be subject to forfeiture upon such conditions, if any, as the Committee may specify. Unless otherwise determined by the Committee, Shares distributed in connection with a Share split or dividend in Shares, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Shares with respect to which such Shares or other property has been distributed.

(f)   <u>Restricted Share Units</u>. The Committee is authorized to grant Restricted Share Units to Eligible Persons on the following terms and conditions:

     (i)   <u>Award and Restrictions</u>. Delivery of Shares or cash, as the case may be, will occur upon expiration of the deferral period specified for Restricted Share Units by the Committee (or, if permitted by the Committee, as elected by the Eligible Person). In addition, Restricted Share Units shall be subject to such restrictions as the Committee may impose, if any (including, without limitation, the achievement of performance criteria if deemed appropriate by the Committee), at the date of grant or thereafter, which restrictions may lapse at the expiration of the deferral period or at earlier or later specified times, separately or in combination, in installments or otherwise, as the Committee may determine.

(ii)   Forfeiture. Except as otherwise determined by the Committee at date of grant or thereafter, upon Termination of Service during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award Agreement evidencing the Restricted Share Units), or upon failure to satisfy any other conditions precedent to the delivery of Shares or cash to which such Restricted Share Units relate, all Restricted Share Units that are at that time subject to deferral or restriction shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Share Units will be waived in whole or in part in the event of Termination of Service resulting from specified causes, and the Committee may in other cases waive in whole or in part the forfeiture of Restricted Share Units.

(iii)   dividend equivalents. Unless otherwise determined by the Committee at date of grant, Dividend Equivalents on the specified number of Shares covered by a Restricted Share Unit shall be either (A) paid with respect to such Restricted Share Unit at the dividend payment date in cash or in restricted or unrestricted Shares having a Fair Market Value equal to the amount of such dividends, or (B) deferred with respect to such Restricted Share Unit and the amount or value thereof automatically deemed reinvested in additional Restricted Share Units or other Awards, as the Committee shall determine or permit the Participant to elect.

(g)   Other Share-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Persons such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, unrestricted shares awarded purely as a "bonus" and not subject to any restrictions or conditions, other rights convertible or exchangeable into Shares, purchase rights for Shares, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the performance of specified Subsidiaries or Affiliates. The Committee shall determine the terms and conditions of such Awards at date of grant or thereafter. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 5(g) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Shares, notes or other property, as the Committee shall determine. Cash awards, as an element of or supplement to any other Award under the Plan, shall also be authorized pursuant to this Section 5(g).

6.   Certain Provisions Applicable to Awards.

(a)   <u>Stand-Alone, Additional, Tandem and Substitute Awards</u>. Awards granted under the Plan may, in the discretion of the Committee, be granted to Eligible Persons either alone or in addition to, in tandem with, or in exchange or substitution for, any other Award granted under the Plan or any award granted under any other plan or agreement of the Company, any Subsidiary or Affiliate, or any business entity to be acquired by the Company or a Subsidiary or Affiliate, or any other right of an Eligible Person to receive payment from the Company or any Subsidiary or Affiliate. Awards may be granted in addition to or in tandem with such other Awards or awards, and may be granted either as of the same time as or as of a different time from the grant of such other Awards or awards. The per Share exercise price of any Option, or grant price of any SAR, which is granted in connection with the substitution of awards granted under any other plan or agreement of the Company or any Subsidiary or Affiliate or any business entity to be acquired by the Company or any Subsidiary or Affiliate, shall be determined by the Committee, in its discretion.

(b)   <u>Terms of Awards</u>. The term of each Award granted to an Eligible Person shall be for such period as may be determined by the Committee (subject to the term restrictions for Options and SARs set forth in Sections 5(b) and 5(c), respectively).

(c)   <u>Form of Payment Under Awards</u>. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a Subsidiary or Affiliate upon the grant, maturation, or exercise of an Award may be made in such forms as the Committee shall determine at the date of grant or thereafter, including, without limitation, cash, Shares, notes, or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. The Committee may make rules relating to installment or deferred payments with respect to Awards, including the rate of interest or earnings equivalents to be credited with respect to such payments, and the Committee may require deferral of payment under an Award if, in the sole judgment of the Committee, it may be necessary in order to avoid nondeductibility of the payment under Section 162(m) of the Code.

(d)   <u>Nontransferability</u>. Unless otherwise set forth by the Committee in an Award Agreement, Awards shall not be transferable by an Eligible Person except by will or the laws of descent and distribution (except pursuant to a Beneficiary designation) and shall be exercisable during the lifetime of an Eligible Person only by such Eligible Person or his or her guardian or legal representative. In no event, however, may any transfer of an Award be made for consideration. An Eligible Person's rights under the Plan may not be pledged, mortgaged, hypothecated, or otherwise encumbered, and shall not be subject to claims of the Eligible Person's creditors.

7.   **Performance Awards.**

(a)   <u>Performance Awards Granted to Covered Employees</u>. If the Committee determines that an Award (other than an Option or SAR) to be granted to an Eligible Person should qualify as "performance-based compensation" for purposes of Section 162(m) of the Code, the grant, vesting, exercise and/or settlement of such Award (each, a "Performance Award") shall be contingent upon achievement of pre-established performance goals and other terms set forth in this Section 7(a).

          (i)   <u>Performance Goals Generally</u>. The performance goals for such Performance Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 7(a). The performance goals shall be objective and shall otherwise meet the requirements of Section 162(m) of the Code and regulations thereunder (including Treasury Regulation 1.162-27 and successor regulations thereto), including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being "substantially uncertain." The Committee may determine that such Performance Awards shall be granted, vested, exercised and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, vesting, exercise and/or settlement of such Performance Awards. Performance goals may differ for Performance Awards granted to any one Participant or to different Participants.

(ii)   Business Criteria. One or more of the following business criteria for the Company and/or for specified Subsidiaries or Affiliates or divisions or other business units or lines of business of the Company shall be used by the Committee in establishing performance goals for such Performance Awards: (1) total stockholder return, (2) earnings, (3) earnings per share, (4) sales growth, (5) earnings before interest, taxes and depreciation and amortization, (6) operating income, (7) net income, (8) pro forma net income, (9) return on stockholders' equity, (10) return on designated assets, (11) net asset value, (12) economic value added, (13) revenues, (14) expenses, (15) operating profit margin, (16) operating cash flow, (17) cash flow per share, (18) productivity growth, (19) stock price performance, (20) return on investment, and (21) net profit margin. The targeted level or levels of performance with respect to such business criteria may be established at such levels and in such terms as the Committee may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies.

(iii)   Performance Period; Timing for Establishing Performance Goals; Per-Person Limit. Achievement of performance goals in respect of such Performance Awards shall be measured over a performance period, as specified by the Committee. A performance goal shall be established not later than the earlier of (A) 90 days after the beginning of any performance period applicable to such Performance Award or (B) the date on which 25% of such performance period has elapsed. In all cases, the maximum Performance Award of any Participant shall be subject to the limitation set forth in Section 4(b) or 7(a)(v), as applicable.

(iv)   Settlement of Performance Awards; Other Terms. Settlement of such Performance Awards shall be in cash, Shares, other Awards or other property, in the discretion of the Committee. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Performance Awards, but may not exercise discretion to increase any such amount payable to the Participant in respect of a Performance Award subject to this Section 7(a). Any settlement which changes the form of payment from that originally specified shall be implemented in a manner such that the Performance Award and other related Awards do not, solely for that reason, fail to qualify as " performance-based compensation" for purposes of Section 162(m) of the Code. The Committee shall specify the circumstances in which such Performance Awards shall be paid or forfeited in the event of Termination of Service of the Participant or other event (including a Change of Control) prior to the end of a performance period or settlement of such Performance Awards.

(v)   Maximum Annual Cash Award. The maximum amount payable upon settlement of a cash-based Performance Award granted under this Plan for any calendar year to any Eligible Person shall not exceed $1,000,000.

(b)   Written Determinations. Determinations by the Committee as to the establishment of performance goals for Performance Awards, the amount potentially payable in respect of Performance Awards, the level of actual achievement of the specified performance goals relating to Performance Awards and the amount of any final Performance Award shall be recorded in writing. Specifically, the Committee shall certify in writing, in a manner conforming to applicable regulations under Section 162(m) of the Code, prior to settlement of each such Award, that the performance objective relating to the Performance Award and other material terms of the Award upon which settlement of the Award was conditioned have been satisfied.

8.   Change of Control Provisions.

(a)   Acceleration of Exercisability and Lapse of Restrictions. In the event of a Change of Control, the following acceleration provisions shall apply unless otherwise provided by the Committee at the time of the Award grant:

All outstanding Awards pursuant to which the Participant may have rights the exercise of which is restricted or limited, shall become fully exercisable at the time of the Change of Control. Unless the right to lapse of restrictions or limitations is waived or deferred by a Participant prior to such lapse, all restrictions or limitations (including risks of forfeiture and deferrals) on outstanding Awards subject to restrictions or limitations under the Plan shall lapse, and all performance criteria and other conditions to payment of Awards under which payments of cash, Shares or other property are subject to conditions shall be deemed to be achieved or fulfilled and shall be waived by the Company at the time of the Change of Control.

(b)   Definitions of Certain Terms. For purposes of this Section 8, the following definitions, in addition to those set forth in Section 2, shall apply:

(i)   "Change of Control" means and shall be deemed to have occurred if:

(a)   any person (within the meaning of the Exchange Act), other than the Company or a Related Party, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of Voting Securities representing 33 1/3 percent or more of the total voting power of all the then-outstanding Voting Securities; or

(b)   the individuals who, as of the effective date of the Plan, constitute the Board, together with those who first become directors subsequent to such date and whose recommendation, election or nomination for election to the Board was approved by a vote of at least a majority of the directors then still in office who either were directors as of the effective date of the Plan or whose recommendation, election or nomination for election was previously so approved (the "Continuing Directors"), cease for any reason to constitute a majority of the members of the Board; or

(c)   a merger, consolidation, recapitalization or reorganization of the Company or a Subsidiary, reverse split of any class of Voting Securities, or an acquisition of securities or assets by the Company or a Subsidiary is consummated, other than (I) any such transaction in which the holders of outstanding Voting Securities immediately prior to the transaction receive or retain, with respect to such Voting Securities, voting securities of the surviving or transferee entity representing more than 50 percent of the total voting power outstanding immediately after such transaction, with the voting power of each such continuing holder relative to other such continuing holders not substantially altered in the transaction, or (II) any such transaction which would result in a Related Party beneficially owning more than 50 percent of the voting securities of the surviving entity outstanding immediately after such transaction; or

(d)   the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets other than any such transaction which would result in a Related Party owning or acquiring more than 50 percent of the assets owned by the Company immediately prior to the transaction.

Notwithstanding the foregoing, in the case of an Award that constitutes deferred compensation subject to Section 409A of the Code, the definition of "Change of Control" set forth above shall not apply, and the term "Change of Control" shall instead mean a "change in the ownership or effective control" of the Company or "in the ownership of a substantial portion of the assets" of the Company within the meaning of Section 409A(a)(2)(A)(v) of the Code and the regulations and guidance issued thereunder, but only to the extent this substitute definition is necessary in order for the Award to comply with the requirements prescribed by Section 409A of the Code.

(ii)   "Related Party" means (a) a majority-owned subsidiary of the Company; (b) an employee or group of employees of the Company or any majority-owned subsidiary of the Company; (c) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any majority-owned subsidiary of the Company; (d) a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportion as their ownership of Voting Securities, or (e) the "Alexander Stockholders", collectively defined as the spouse of Norman E. Alexander ("Alexander"), any descendant of Alexander or the spouse of any descendant, the estate of Alexander, or any trust or other similar arrangement for the benefit of Alexander or his spouse, any descendent of Alexander or the spouse of any such descendant or the estate of Alexander or any corporation or other person controlled solely by one or more of his spouse, any descendant of Alexander or the spouse of any such descendant or the estate of Alexander through the ownership of a majority of the outstanding voting capital stock of such corporation or other person.

(iii)   "Voting Securities" means any securities of the Company which carry the right to vote generally in the election of directors**.**

9.   General Provisions.

(a)   Compliance with Legal and Trading Requirements. The Plan, the granting and exercising of Awards thereunder, and the other obligations of the Company under the Plan and any Award Agreement, shall be subject to all applicable federal, state and foreign laws, rules and regulations, and to such approvals by any stock exchange and any regulatory or governmental agency as may be required. The Company, in its discretion, may postpone the issuance or delivery of Shares under any Award until completion of such stock exchange or market system listing or registration or qualification of such Shares or any required action under any state, federal or foreign law, rule or regulation as the Company may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with applicable laws, rules and regulations. No provisions of the Plan shall be interpreted or construed to obligate the Company to register any Shares under federal, state or foreign law. The Shares issued under the Plan may be subject to such other restrictions on transfer as determined by the Committee.

(b)   No Right to Continued Employment or Service. Neither the Plan nor any action taken thereunder shall be construed as giving any employee or director the right to be retained in the employ or service of the Company or any of its Subsidiaries or Affiliates, nor shall it interfere in any way with the right of the Company or any of its Subsidiaries or Affiliates to terminate any employee's or director's employment or service at any time.

(c)   Taxes. The Company or any Subsidiary or Affiliate is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Shares, or any payroll or other payment to an Eligible Person, amounts of withholding and other taxes due in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Eligible Persons to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of an Eligible Person's tax obligations; provided, however, that the amount of tax withholding to be satisfied by withholding Shares shall be limited to the minimum amount of taxes, including employment taxes, required to be withheld under applicable federal, state and local law.

(d)   Changes to the Plan and Awards. The Board may amend, alter, suspend, discontinue, or terminate the Plan or the Committee's authority to grant Awards under the Plan without the consent of stockholders of the Company or Participants, except that any such amendment or alteration shall be subject to the approval of the Company's stockholders (i) to the extent such stockholder approval is required under the rules of any stock exchange or automated quotation system on which the Shares may be listed or quoted, (ii) to the extent stockholder approval is required by Section 3(g), (iii) as it applies to ISOs, to the extent such stockholder approval is required under Section 422 of the Code or (iv) as it applies to Awards intended to qualify as performance-based compensation within the meaning of Section 162(m)(4)(C) of the Code, to the extent such stockholder approval is required to preserve the qualification of the Award as performance-based compensation; provided, however, that, without the consent of an affected Participant, no amendment, alteration, suspension, discontinuation, or termination of the Plan may materially and adversely affect the rights of such Participant under any Award theretofore granted to him or her. The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate, any Award theretofore granted, prospectively or retrospectively; provided, however, that, without the consent of a Participant, no amendment, alteration, suspension, discontinuation or termination of any Award may materially and adversely affect the rights of such Participant under any Award theretofore granted to him or her.

(e)   No Rights to Awards; No Shareholder Rights. No Eligible Person or employee shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Persons and employees. No Award shall confer on any Eligible Person any of the rights of a shareholder of the Company unless and until Shares are duly issued or transferred to the Eligible Person in accordance with the terms of the Award.

(f)   <u>Unfunded Status of Awards</u>. The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; <u>provided</u>, <u>however</u>, that the Committee may authorize the creation of trusts or make other arrangements to meet the Company's obligations under the Plan to deliver cash, Shares, other Awards, or other property pursuant to any Award, which trusts or other arrangements shall be consistent with the "unfunded" status of the Plan unless the Committee otherwise determines with the consent of each affected Participant.

(g)   <u>Nonexclusivity of the Plan</u>. Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of options and other awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(h)   <u>Not Compensation for Benefit Plans</u>. No Award payable under this Plan shall be deemed salary or compensation for the purpose of computing benefits under any benefit plan or other arrangement of the Company for the benefit of its employees or directors unless the applicable plan or the Company specifically provides otherwise.

(i)   <u>No Fractional Shares</u>. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

(j)   <u>Governing Law</u>. The validity, construction, and effect of the Plan, any rules and regulations relating to the Plan, and any Award Agreement shall be determined in accordance with the laws of Delaware without giving effect to principles of conflict of laws.

(k)   <u>Effective Date; Plan Termination</u>. The Plan shall become effective as of the Effective Date. The Plan shall terminate as to future awards on the date which is ten (10) years after the Effective Date.

(l)   <u>Internal Revenue Code Section 409A</u>. It is intended that the Plan and Awards issued thereunder will comply with Section 409A of the Code (and any regulations and guidelines issued thereunder) to the extent the Awards are subject thereto, and the Plan and such Awards shall be interpreted on a basis consistent with such intent. The Plan and any Award Agreements issued thereunder may be amended in any respect deemed by the Board or the Committee to be necessary in order to preserve compliance with Section 409A of the Code.

(m)   <u>Foreign Employees</u>. The Committee may grant Awards to Eligible Persons who are foreign nationals, who are located outside the United States, or who are otherwise subject to (or could cause the Company to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan, and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, or subplans as may be necessary or advisable to comply with such legal or regulatory provisions.

(n)   <u>Titles and Headings</u>. The titles and headings of the sections in the Plan are for convenience of reference only. In the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.